                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

     United States Lime & Minerals Inc. (formerly Scottish Heritable Inc.)
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Common Stock $0.10 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  752800 102
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                George M. Doumet
                                 Vice President
                           Inberdon Enterprises Ltd.
                             1020 - 789 West Pender
                      Vancouver, British Columbia V6C 1H2
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                February 8, 2001
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subsequent class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              (Page 1 of 4 Pages)

CUSIP No. 752800 102             SCHEDULE 13D                 Page 2 of 4 Pages


  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          Inberdon Enterprises Ltd.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          British Columbia, Canada
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    3,417,790
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   3,417,790
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          3,417,790
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          Approx. 58.93%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement amends and supplements the Schedule 13D filed with the Securities and Exchange Commission dated May 10, 1993 by Inberdon Enterprises Ltd., a British Columbia corporation (the "Company"), relating to the common stock, $0.10 par value (the "Common Stock"), of United States Lime & Minerals Inc. (the "Issuer"). Except as disclosed herein, there has been no change in the information previously reported in Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and supplemented by adding thereto the following:

     (a) The Company beneficially owns 3,417,790 shares of Common Stock, representing approximately 58.93% of the outstanding Common Stock.

     (c) The Issuer commenced a pro rata rights offering to its existing shareholders on December 27, 2000 offering 1,818,181 shares of Common Stock at a per share price of $5.50. The rights offering was registered under the Securities Act of 1933, as amended, on Form S-3. Prior to the commencement of the rights offering, the Issuer advised the Company of its determination to make the rights offering with an above-market per share subscription price. The Company indicated a willingness to fully exercise its basic subscription rights and to purchase all or a portion of the shares not subscribed for in the rights offering by the Issuer's other shareholders, for a total investment of at least $8 million and up to $10 million.

          On February 8, 2001, the Issuer completed the rights offering. The Company fully exercised its basic subscription rights, purchasing 926,862 shares, and also purchased 461,005 additional shares not purchased by the Issuer's other shareholders in the rights offering. As a result of the rights offering, the Company purchased 1,387,867 additional shares of Common Stock at a per share price of $5.50, increasing its beneficial ownership to approximately 58.9% of the Issuer's outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ---------------------------------------------------------------------

          On December 27, 2000, the Company provided the Issuer with a bridge loan in the amount of $5,000,000. The bridge loan carried an interest rate of 9.75% and was payable in full on or before March 27, 2001. At the time the bridge loan was made, the Issuer advised the Company that it intended to promptly repay the bridge loan with the proceeds from the rights offering. On February 8, 2001, the Issuer completed the rights offering and promptly repaid the $5,000,000 bridge loan.














                               Page 3 of 4 pages

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:     February 16, 2001


                                          INBERDON ENTERPRISES LTD.






                                          By:   /s/ Elizabeth Sears
                                                -------------------
                                                Elizabeth Sears
                                                Vice President


                               Page 4 of 4 pages